Exhibit 99.1

Zymeworks Opening Clinical Sites in Canada
Lead Asset (ZW25) to be Tested at New Sites in Canada
 and Additional Locations in the United States

Vancouver, Canada (February 28, 2018) – Zymeworks Inc. (NYSE/TSX: ZYME), a clinical‑stage biopharmaceutical company developing multifunctional biotherapeutics, today announced the addition of new clinical sites in Canada and the United States for its ongoing adaptive Phase 1 study of the company’s lead clinical candidate, ZW25. ZW25 is a novel bispecific antibody developed using Zymeworks’ proprietary Azymetric™ platform and targets two distinct domains of the HER2 receptor resulting in multiple differentiated mechanisms of action.

“We are pleased to announce the expansion of our clinical network and increased patient access to this promising compound,” said Ali Tehrani, Ph.D., President and CEO of Zymeworks. “By adding selected centers with a demonstrated commitment to oncology excellence, we anticipate accelerating the development of ZW25 thereby allowing us to more quickly identify the optimal route to regulatory review.”
In order to initiate clinical testing in Canada, Zymeworks submitted a clinical trial application (CTA) to Health Canada. After a 30-day review period, Zymeworks was notified that Health Canada had completed its review and the Company is in the process of activating multiple sites across the country to participate in the ongoing Phase 1 study of ZW25.  In addition, Zymeworks is expanding the number of clinical sites in the United States.
“The interest and enthusiasm in ZW25 from the clinical community has been gratifying, and we are excited to allow more clinicians first-hand experience with ZW25,” said Diana Hausman, M.D., Chief Medical Officer of Zymeworks. “We are pleased with the momentum we have developed, and are looking forward to advancing ZW25 into later stages of development.”

Status of Phase 1 Testing for ZW25

Enrollment in the dose-escalation portion of the Phase 1 study has been completed.  The Company has reported results from this portion of the trial showing encouraging tolerability and anti-tumor activity in heavily pretreated patients with HER2‑expressing cancers, including breast and gastric cancers. Additional clinical data is expected to be announced this year at upcoming medical meetings.
In the second part of the study, expansion cohorts are being enrolled to further assess ZW25’s tolerability and anti-cancer activity.  The five cohorts include patients with:  HER2 high breast, HER2 high gastric, HER2 intermediate breast, HER2 intermediate gastric, and other HER2‑expressing cancers.
About ZW25
ZW25, Zymeworks’ lead product candidate, is being evaluated in a Phase 1 clinical trial in the United States. It is a bispecific antibody, based on Zymeworks’ Azymetric™ platform, that can simultaneously bind two non-overlapping epitopes of HER2, known as biparatopic binding. This unique design results in multiple mechanisms of action including dual HER2 signal blockade, increased binding and removal of HER2 protein from the cell surface, and potent effector function and has led to encouraging anti-tumor activity in patients with HER2-expressing breast and gastric cancer. Zymeworks is developing ZW25 as a HER2‑targeted treatment option for patients with any solid tumor that expresses HER2.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.
Cautionary Note Regarding Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements in this news release include statements that relate to Zymeworks’ anticipated expansion of its clinical sites for ZW25, anticipated clinical results, its strategies to accelerate development of ZW25, and other information that is not historical information. When used herein, words such as “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions, including assumptions regarding anticipated reporting of additional clinical data and anti-tumor activity of ZW25. Zymeworks believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Zymeworks may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in Zymeworks’ registration statement on Form F-1 and in its supplemented PREP prospectus dated April 27, 2017 filed in connection with Zymeworks’ initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as Zymeworks’ current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. Zymeworks cannot guarantee future results, events, levels of activity, performance or achievements. Zymeworks does not undertake and specifically declines any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

Contacts:

Zymeworks Inc.
Investor Inquiries:
Ryan Dercho, Ph.D.
(604) 678-1388
ir@zymeworks.com

Media Inquiries:
Angela Bitting
(925) 202-6211
a.bitting@comcast.net